Posted by **Charissa (McManis) Kristof** • 7/15/2023 Pinned •••

Bimotal
1,569 followers
1w • Edited •

Bimotal is on Wefunder--we're raising capital to help us accelerate production! We're seeing huge demand as we get the word out about Elevate and want to share the potential upside with our community and supporters! Get early access to the Wefunder by going to: www.wefunder.com/bimotal

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#elevateyourride #mtb #bike #bimotal #electrifyyourbike #emtb #ebike #ridemore #elevate



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